Exhibit 99.1

Xunlei Announces Change of Management

SHENZHEN, China, June 29, 2017 (GLOBE NEWSWIRE) -- Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), China's leading provider of acceleration products and services, today announced that its board of directors (the “Board”) has appointed Mr. Lei Chen as its Chief Executive Officer of the Company and Director of the Board, effectively starting from July 6, 2017. Mr. Sean Zou, founder of the Company, will resign as Chief Executive Officer and continue to serve as the Chairman of the Board, with specific focus on Xunlei's growth strategy and initiatives related to products and technological innovation in cloud computing including AI, as well as strategic investments.

Commenting on Mr. Lei Chen's promotion, Mr. Sean Zou stated, “On behalf of the Board, we congratulate Mr. Lei Chen on his appointment as Xunlei’s new Chief Executive Officer. Over the last two plus years, Lei has proved himself with excellent management skills and ability to build Xunlei’s crowd-sourcing cloud computing business from the ground up. I am confident that Lei has all the qualities to lead Xunlei through next phase of growth, and look forward to continuing to work closely with Lei as Chairman of the Board.”

Mr. Lei Chen stated: “It’s a great honor to serve as Xunlei's CEO and I would like to thank Mr. Sean Zou and the Board for their confidence and trust in me. I am proud of what Xunlei has accomplished as one of China’s most popular Internet brands and determined to drive Xunlei to new heights on top of such a solid foundation."

Mr. Lei Chen has served as Co-Chief Executive Officer of the Company since November 2015. Mr. Chen joined Xunlei as Chief Technology Officer in November 2014.

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT:

IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com